GEORGIA INTERNATIONAL MINING CORPORATION

January 18, 2007

Fax:  202-772-9205

Mr. Larry Spirgel
Assistant Director
United States
Securities and Exchange Commission
Washington, DC
20549

Dear Mr. Sprigel:

Re:       Georgia International Mining Corporation
            Amendment No. 7 to Form SB-2
            File No. 333-125138

We have amended our Registration Statement and filed the amendment on EDGAR.  We have made the following changes corresponding to your comment letter of January 5, 2007.

Prospectus Cover Page

1.     We have revised the Prospectus Cover to clarify that we are registering 2,400,000 shares for selling securities holders and 10,000,000 shares to be sold by the Company.  Also we have deleted warrants from the offering.

2.     We have clarified the language.  The 10,000,000 shares will be sold by the Company as a public offering.

3.     As the warrants have been deleted, no further response is necessary.

4.     We have added the following to the cover page and throughout the prospectus:

“The selling shareholders will sell their shares at the same time the company will be offering its shares for sale.  The offering period starts from the date this prospectus is declared effective by the SEC and is valid for 180 days (6 months) from that day. This period could be extended to another 60 days (2 months) at our sole discretion if all common shares have not been subscribed for when the offering is to close. This offer could be terminated, at our sole discretion, before the expiration of the initial 180 days (6 months) mentioned if the offering is fully-subscribed prior to the closing date.”

5.     We have added the following disclosure to the cover page:

“Currently there is no public market for our common stock and we have not applied for listing or quotation of any of the common stock on any public market.”

6.     We have removed the repetition on the prospectus cover page.

GEORGIA INTERNATIONAL MINING CORPORATION

Prospectus Summary, page 1

7.     We have clarified the offering we refer to on the Summary page.

8.     We have revised as suggested.

9.     We have updated the selected financial data to September 30, 2006.

Risk Factors, page 3

The option to purchase the mining claims…., page 4

10.     We have corrected the typo to reflect the correct year for the first installment, 2007.

nvestors in our common stock will experience …. dilution…., page 6

11.     We have updated net tangible book value information as of September 30, 2006.  NEED TO CONFIRM

Where You Can Get Additional Information, page 7

12.     We have corrected the address.

Plan of Distribution, page 12

13.     The sentence has been deleted and new language Rule 3a4-1 has been inserted.

Transactions with Management, page 24

14.     We have changed the heading to Related Transactions.  We have added the following information:

“The offering price of the 10.000,000 common shares being offered by the Company and the 2,400,000 offered by the selling securities holders has been determined arbitrarily and has no relationship to any established criteria of value, such as book value or earnings per share.  Additionally, because we have no significant operating history and have not generated any material revenues to date, the price of the common shares is not based on past earnings, nor is the price of the common shares indicative of current market value for the assets owned by us.  No valuation or appraisal has been prepared for our business and potential business expansion.”

Financial Statements, page 26

15.     We have marked the quarterly September 30, 2006 statements as “Unaudited”.

Part II, Item 26. Recent Sales of Unregistered Securities, page 46

16.     There is no change now that we are not issuing or registering warrants.

GEORGIA INTERNATIONAL MINING CORPORATION

Exhibit 5 – Legal Opinion

17.     We have filed the amended Opinion letter.

Exhibit 99.1 – Subscription Agreement

18.     We have amended the agreement and refiled as Exhibit 99.1

Thank you.

Yours truly,

GEORGIA INTERNATIONAL MINING CORPORATION

/s/ Mark Hague

Mark Hague
Chief Executive Officer
and Chief Financial Officer